DUFF & PHELPS CORPORATION
55 East 52nd Street, 31st Floor
New York, New York 10055

May 22, 2012

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Michael Seaman

RE: Registration Statement on Form S-3 (File No. 333-181132)

Dear Mr. Seaman:

On behalf of Duff & Phelps Corporation, a Delaware corporation (the “Company”), enclosed please find a copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on May 3, 2012.

The changes reflected in the Amendment include those made in response to the comment (the “Comment”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 14, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below is the Company’s response to the Comment. For the convenience of the Staff, the Company has restated in this letter the Comment in the Comment Letter and numbered the response to correspond to the number of the Comment. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

General

1.	Please advise us whether or not Shinsei Bank, Limited or any of the entities affiliated with Vestar or Lovell Minnick is an affiliate of a broker-dealer within the meaning of Rule 405 of the Securities Act. For any selling shareholder that is an affiliate of a broker-dealer, please revise your registration statement to disclose that it purchased in the ordinary course of business and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make those statements with respect to any broker-dealer affiliate, please revise to indicate that the seller is an underwriter.

The Company advises the Staff that neither Shinsei Bank, Limited nor any of the entities affiliated with Vestar is an affiliate of a registered broker-dealer. Lovell Minnick engages in the business of making investments in financial services companies, which in some cases are registered broker-dealers. As a result of such investments, the entities affiliated with Lovell Minnick are affiliated with certain registered broker-dealers. The Company also advises the Staff that three subsidiaries of the Company, Duff & Phelps Securities LLC, Pagemill Partners, LLC and GCP Securities, Inc., are registered broker-dealers. Accordingly, the selling stockholders that are present employees, officers and directors of the Company may be affiliates of such subsidiaries. In addition, Noah Gottdiener, the Company’s Chief Executive Officer, President and Chairman of the Board of Directors, is also a Managing Director of Duff & Phelps Securities LLC and Jacob Silverman, an Executive Vice President of the Company, is also the financial operations principal of each of Duff & Phelps Securities LLC, Pagemill Partners, LLC and GCP Securities, Inc. Each selling stockholder has represented to the Company that it purchased or received the New Class A Units and associated Class B common stock which have been, or may be, exchanged for the Class A common stock registered on the prospectus that forms a part of the Registration Statement in the ordinary course of business, and at the time

Michael Seaman
Securities and Exchange Commission
May 22, 2012

of such purchase or receipt, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such New Class A Units, the associated Class B common stock or the Class A common stock into which such securities have been, or may be, exchanged.

In order to address the Staff’s Comment, the following disclosure has been added to page 10 of the prospectus that forms a part of the Registration Statement:

“The selling stockholders that are our present employees, officers and directors may be affiliates of Duff & Phelps Securities LLC, Pagemill Partners, LLC and/or GCP Securities, Inc., which are each subsidiaries of the Company and registered broker-dealers. Certain of our officers are also officers and directors of such subsidiaries. In addition, the entities affiliated with Lovell Minnick that are listed as selling stockholders in the table on the following page are also affiliates of other registered broker-dealers. Each selling stockholder has represented to us that it purchased or received the New Class A Units and associated Class B common stock which have been, or may be, exchanged for the Class A common stock registered hereby in the ordinary course of business, and at the time of such purchase or receipt, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such New Class A Units, the associated Class B common stock or the Class A common stock into which such securities have been, or may be, exchanged.”

Please telephone the undersigned at (212) 450-2810 if you have any questions or need any additional information.

Very truly yours,

/s/ Edward S. Forman

Edward S. Forman, Esq.

cc:	David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP Suzanne Hayes, Securities and Exchange Commission Laura Crotty, Securities and Exchange Commission